Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of June 30,
	Notes	2016	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	101,991	103,491	1,533
Intangible assets	5	15,841	15,354	227
Property, plant and equipment	4	64,952	66,110	979
Derivative assets	13,14	260	212	3
Investments	7	4,907	4,985	74
Non-current tax assets		11,751	11,938	177
Deferred tax assets		4,286	4,125	61
Other non-current assets	10	15,828	16,166	239

Total non-current assets		219,816	222,381	3,293

Inventories	8	5,390	6,454	96
Trade receivables		100,976	102,072	1,512
Other current assets	10	32,894	34,607	513
Unbilled revenues		48,273	52,251	774
Investments	7	204,244	197,671	2,928
Current tax assets		7,812	8,292	123
Derivative assets	13,14	5,549	4,947	73
Cash and cash equivalents	9	99,049	124,435	1,843

Total current assets		504,187	530,729	7,862

TOTAL ASSETS		724,003	753,110	11,155

EQUITY
Share capital		4,941	4,941	73
Share premium		14,642	14,642	217
Retained earnings		425,106	445,732	6,601
Share based payment reserve		2,229	2,557	38
Other components of equity		18,242	21,436	318

Equity attributable to the equity holders of the Company		465,160	489,308	7,247
Non-controlling interest		2,224	2,318	34

Total equity		467,384	491,626	7,281

LIABILITIES
Long - term loans and borrowings	11	17,361	17,225	255
Deferred tax liabilities		5,108	4,869	72
Derivative liabilities	13,14	119	123	2
Non-current tax liabilities		8,231	7,842	116
Other non-current liabilities	12	7,225	7,032	104
Provisions	12	14	18	—

Total non-current liabilities		38,058	37,109	549

Loans, borrowings and bank overdrafts	11	107,860	111,441	1,651
Trade payables and accrued expenses		68,187	70,997	1,052
Unearned revenues		18,076	15,436	229
Current tax liabilities		7,015	9,932	147
Derivative liabilities	13,14	2,340	1,331	20
Other current liabilities	12	13,821	14,056	208
Provisions	12	1,262	1,182	18

Total current liabilities		218,561	224,375	3,325

TOTAL LIABILITIES		256,619	261,484	3,874

TOTAL EQUITY AND LIABILITIES		724,003	753,110	11,155

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W - 100022	Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Akeel Master	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner Membership No. 046768	Chief Financial Officer	Company Secretary

Mumbai July 19, 2016	Bangalore July 19, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	122,376	135,992	2,014
Cost of revenues	18	(84,787)	(96,389)	(1,428)
Gross profit		37,589	39,603	586

Selling and marketing expenses	18	(8,044)	(10,141)	(150)
General and administrative expenses	18	(6.893)	(7,599)	(113)
Foreign exchange gains/(losses), net		1,330	984	15

Results from operating activities		23,982	22,847	338

Finance expenses	19	(1,286)	(1,336)	(20)
Finance and other income	20	5,335	5,200	77
Profit before tax		28,031	26,711	395
Income tax expense	16	(5,958)	(6,122)	(91)

Profit for the period/year		22,073	20,589	304

Attributable to:
Equity holders of the Company		21,917	20,518	303
Non-controlling interest		156	71	1

Profit for the period/ year		22,073	20,589	304

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		8.92	8.35	0.12
Diluted		8.91	8.33	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic		2,455,804,709	2,457,363,886	2,457,363,886
Diluted		2,460,584,039	2,463,397,368	2,463,397,368

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Akeel Master	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner Membership No. 046768	Chief Financial Officer	Company Secretary

Mumbai July 19, 2016	Bangalore July 19, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		22,073	20,589	305
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		(660)	72	1

Items that may be reclassified subsequently to profit or loss		(660)	72	1

Foreign currency translation differences	15	1,603	1,550	23
Net change in fair value of cash flow hedges	13,16	(1,999)	970	14
Net change in fair value of financial instruments through OCI	7,16	46	625	9

		(350)	3,145	46

Total other comprehensive income, net of taxes		(1,010)	3,217	47

Total comprehensive income for the period		21,063	23,806	352

Attributable to:
Equity holders of the Company		20,882	23,712	351
Non-controlling interest		181	94	1

		21,063	23,806	352

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W - 100022	Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Akeel Master	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner Membership No. 046768	Chief Financial Officer	Company Secretary

Mumbai July 19, 2016	Bangalore July 19, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity attributable to the equity holders of the Company
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust		Non- controlling interest	Total equity
As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(782)	—	—	—	(31)	—	(813)	—	(813)

Adjusted balances as at April 1, 2015	2,469,043,038	4,937	14,031	371,466	1,312	11,249	3,550	624	—	407,169	1,646	408,815

Total comprehensive income for the period
Adjusted profit for the period	—	—	—	21,917	—	—	—	—	—	21,917	156	22,073
Adjusted other comprehensive income	—	—	—	—	—	1,578	(1,999)	(614)	—	(1,035)	25	(1,010)

Total restated comprehensive income for the period	—	—	—	21,917	—	1,578	(1,999)	(614)	—	20,882	181	21,063

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	257,763	1	89	—	(89)	—	—	—	—	1	—	1
Compensation cost related to employee share based payment transactions	—	—	—	52	465	—	—	—	—	517	—	517

	257,763	1	89	52	376	—	—	—	—	518	—	518

Restated balances as at June 30, 2015	2,469,300,801	4,938	14,120	393,435	1,688	12,827	1,551	10	—	428,569	1,827	430,396

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		78	222	6,187	27	202	24	—	—	6,741	29	6,770

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity attributable to the equity holders of the Company
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings #	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust		Non-controlling interest	Total equity
As at April 1, 2016	2,470,713,290	4,941	14,642	425,735	2,229	16,116	1,910	505	—	466,078	2,224	468,302
Adjustment on adoption of IFRS 9 (net of tax)				(629)				(289)		(918)	—	(918)

Adjusted balances as at April 1, 2016	2,470,713,290	4,941	14,642	425,106	2,229	16,116	1,910	216	—	465,160	2,224	467,384

Total comprehensive income for the period
Profit for the period	—	—	—	20,518	—	—	—	—	—	20,518	71	20,589
Other comprehensive income	—	—	—	—	—	1,527	970	697	—	3,194	23	3,217

Total comprehensive income for the period	—	—	—	20,518	—	1,527	970	697	—	23,712	94	23,806

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	—	—	—	108	(108)	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—
Compensation cost related to employee share based payment transactions	—	—	—	—	436	—	—	—	—	436	—	436

	—	—	—	108	328	—	—	—	—	436	—	436

As at June 30.2016	2,470,713,290	4,941	14,642	445,732	2,557	17,643	2,880	913	—	489,308	2,318	491,626

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		73	217	6,601	38	261	43	14	—	7,247	34	7,281

*	Includes 14,829,824 and 14,535,675 treasury shares as of March 31, 2016 and June 30, 2016, respectively.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W - 100022	Chairman & Managing Director	Director	Chief Executive & Executive Director

Akeel Master	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner Membership No. 046768	Chief Financial Officer	Company Secretary

Mumbai July 19, 2016	Bangalore July 19, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Quarter ended June 30,
	2015	2016	2016
			Translation into USS in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the period	22,073	20,589	306
Adjustments:
Loss/(gain) on sale of property, plant and equipment and intangible assets, net	(1)	177	3
Depreciation and amortization	3,367	4,665	69
Exchange loss, net	703	(1,450)	(21)
Gain on sale of investments, net	(413)	(368)	(5)
Share based compensation expense	482	425	6
Income tax expense	5,958	6,122	91
Dividend and interest (income)/expenses, net	(4,606)	(4,420)	(65)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(169)	(761)	(11)
Unbilled revenue	(3,921)	(3,789)	(56)
Inventories	113	(1,064)	(16)
Other assets	(1,115)	(1,452)	(22)
Trade payables, accrued expenses and other liabilities and provision	5,092	2,907	43
Unearned revenue	280	(2,724)	(40)

Cash generated from operating activities before taxes	27,843	18,857	282

Income taxes paid, net	(5,848)	(4,421)	(65)

Net cash generated from operating activities	21,995	14,436	217

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,401)	(4,683)	(69)
Proceeds from sale of property, plant and equipment	95	48	1
Purchase of investments	(232,400)	(165,023)	(2,444)
Proceeds from sale of investments	181,019	174,665	2,587
Interest received	3,648	2,734	40
Dividend received	26	24	—

Net cash (used in)/generated from investing activities	(51,013)	7,765	115

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	1	—	—
Repayment of loans and borrowings	(28,979)	(30,619)	(454)
Proceeds from loans and borrowings	30,912	31,861	472
Interest paid on loans and borrowings	(409)	(424)	(6)

Net cash generated from financing activities	1,525	818	12

Net increase/(decrease) in cash and cash equivalents during the period	(27,493)	23,019	344
Effect of exchange rate changes on cash and cash equivalents	731	866	13
Cash and cash equivalents at the beginning of the period	158,713	98,392	1,457

Cash and cash equivalents at the end of the period (Note 9)	131,951	122,277	1,814

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Akeel Master	Jatin Pravinchandra Dalai	M Sanaulla Khan
Partner Membership No. 046768	Chief Financial Officer	Company Secretary

Mumbai July 19, 2016	Bangalore July 19, 2016

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 19, 2016.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2016. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the year ended June 30, 2016, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 67.51 (March 31, 2016: $ 1 = ₹ 66.25), as published by Federal Reserve Board of Governors on June 30, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

h)	Other estimates: The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2016 for a discussion of the Company’s other critical accounting policies.

The company has early adopted IFRS 9 effective April 1, 2016, with retrospective application, accordingly the policy for financial instruments as presented in the Company’s Annual Report is amended as under:

Financial instruments:

a)	Non-derivative financial instruments:

Non derivative financial instruments consist of:

•	financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

•	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payables, eligible current and non-current liabilities.

Non derivative financial instruments are recognized initially at fair value. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

A. Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under borrowings within current liabilities.

B. Investments

Financial instruments measured at amortised cost:

Debt instruments that meet the following criteria are measured at amortized cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows : and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial instruments measured at fair value through other comprehensive income (FVTOCI):

Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition)

•	the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial asset; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Interest income is recognized in statement of income for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognized in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is reclassified to statement of income.

Financial instruments measured at fair value through profit or loss (FVTPL):

Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in statement of income. The gain or loss on disposal is recognized in statement of income.

Interest income is recognized in statement of income for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognized when the Group’s right to receive dividend is established.

Investments in equity instruments designated to be classified as FVTOCI:

The Company carries certain equity instruments which are not held for trading. The Company has elected the FVTOCI irrevocable option for these instruments. Movements in fair value of these investments are recognized in other comprehensive income and the gain or loss is not reclassified to statement of income on disposal of these investments. Dividends from these investments are recognized in statement of income when the Company’s right to receive dividends is established.

C. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

D. Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short term maturity of these instruments.

b)	Derivative financial instruments

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.

The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.

Derivatives are recognized and measured at fair value. Attributable transaction costs are recognized in statement of income as cost.

Subsequent to initial recognition, derivative financial instruments are measured as described below:

A. Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

B. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

C. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the statement of income and reported within foreign exchange gains, net within results from operating activities.

Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2016. The Company has elected to early adopt IFRS 9, Financial Instruments effective April 1, 2016 with retrospective application.

IFRS 9 – Financial instruments

IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks.

Application of the new measurement and presentation requirements of IFRS 9 did not have a significant impact on equity. The Company continues to measure at fair value all financial assets earlier held at fair value. All existing hedge relationships that were earlier designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, there is no significant impact as a result of applying IFRS 9. The effect of change in measurement of financial instruments on the Company’s financial position has been applied retrospectively. The retrospective application did not have a significant impact on the financial position as at March 31, 2015.

The total impact on the Company’s retained earnings due to classification and measurement of financial instruments is as follows:

	Effect on retained earnings		Effect on other reserves
Reported opening balance as at April 1, 2015	₹	372,248	₹	655

Impact on adoption of IFRS 9
Reclassification of investments from AFS to FVTPL (refer note a)		55		(55)
Expected credit losses on financial assets (refer note d)		(1,243)		—
Deferred tax impact on the above		406		24

Total impact on adoption of IFRS 9		(782)		(31)

Adjusted balance as at April 1, 2015	₹	371,466	₹	624

Reported balance as at March 31, 2016		425,735		505
Impact of adoption of IFRS 9 for the year ended March 31, 2016
Reclassification of investments from AFS to FVTPL (refer note a)		375		(375)
Expected credit losses on financial assets (refer note d)		(161)		—
Deferred tax impact on the above		(61)		117

Adjustment on adoption of IFRS 9 for the year ended March 31, 2016		153		(258)

Cumulative impact on adoption of IFRS 9 as at March 31, 2016		(629)		(289)

Adjusted balance as at March 31, 2016	₹	425,106	₹	216

(a)	Reclassification of investments from available for sale (AFS) to FVTPL

Certain investments in liquid and short-term mutual funds and equity linked debentures were reclassified from available for sale to financial assets measured at FVTPL. Related fair value gains were transferred from other comprehensive income to retained earnings on April 1, 2015. During the year ended March 31, 2016, fair value gains related to these investments amounting to ₹ 258 was recognized in statement of income, net of related deferred tax expense of ₹ 117.

(b)	Reclassification of investments from AFS to FVTOCI

The Company on initial application of IFRS 9 has made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of equity investments not held for trading. Such investments and certificate of deposits were reclassified from available for sale to financial assets measured at fair value through other comprehensive income (FVTOCI). The fair value movements on these investments continue to be recorded through other comprehensive income. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(c)	Reclassification of loans and deposits to financial instruments at amortised cost

Certain inter corporate and term deposits along with related interest accruals were reclassified from loans and receivables reported as part of other assets to financial assets measured at amortised cost. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(d)	Impairment of financial assets

The Company has applied the simplified approach to providing for expected credit losses on trade receivables as described by IFRS 9, which requires the use of lifetime expected credit loss provision for all trade receivables. These provisions are based on assessment of risk of default and expected timing of collection. A cumulative impairment provision of ` 918 has been recorded as an adjustment to retained earnings as at April 1, 2015.

The Company assesses on a forward looking basis the expected credit losses associated with its assets carried at amortised cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2016, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. In September 2015, the IASB issued an amendment to IFRS 15 deferring the adoption of standard to the period beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s Consolidated Financial Statements.

IFRS 16 - Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s Consolidated Financial Statements.

4.	Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2015	₹	3,685	₹	24,515	₹	79,594	₹	12,698	₹	830	₹	121,322
Translation adjustment		5		72		647		63		4		791
Additions		—		124		2,415		189		2		2,730
Disposal / adjustments		—		—		(450)		(311)		(16)		(777)

As at June 30, 2015	₹	3,690	₹	24,711	₹	82,206	₹	12,639	₹	820	₹	124,066

Accumulated depreciation/impairment:
As at April 1, 2015	₹	—	₹	4,513	₹	56,629	₹	10,636	₹	809	₹	72,587
Translation adjustment		—		23		370		42		—		435
Depreciation		—		193		2,558		294		8		3,053
Disposal / adjustments		—		(39)		(455)		(217)		3		(708)

As at June 30, 2015	₹	—	₹	4,690	₹	59,102	₹	10,755	₹	820	₹	75,367

Capital work-in-progress											₹	7,039

Net carrying value including Capital work-in-progress as at June 30, 2015											₹	55,738

Gross carrying value:
As at April 1, 2015	₹	3,685	₹	24,515	₹	79,594	₹	12,698	₹	830	₹	121,322
Translation adjustment		10		209		1,720		79		(1)		2,017
Additions		—		1,799		15,424		1,791		62		19,076
Additions through business combination		—		105		4,462		162		34		4,763
Disposal / adjustments		—		(539)		(1,620)		(615)		(336)		(3,110)

As at March 31, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068

Accumulated depreciation/impairment:
As at April 1, 2015	₹	—	₹	4,513	₹	56,629	₹	10,636	₹	809	₹	72,587
Translation adjustment		—		73		1,113		80		—		1,266
Depreciation		—		861		11,381		1,094		19		13,355
Disposal / adjustments		—		(103)		(962)		(492)		(324)		(1,881)

As at March 31, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327

Capital work-in-progress											₹	6,211

Net carrying value including Capital work-in-progress as at March 31, 2016											₹	64,952

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		3		61		691		44		8		807
Additions		—		351		3,765		334		2		4,452
Disposal / adjustments		—		—		(1,889)		(54)		(11)		(1,954)

As at June 30, 2016	₹	3,698	₹	26,501	₹	102,147	₹	14,439	₹	588	₹	147,373

Accumulated depreciation/impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		26		385		34		3		448
Depreciation		—		250		3,478		261		6		3,995
Disposal / adjustments		—		—		(1,680)		(41)		(8)		(1,729)

As at June 30, 2016	₹	—	₹	5,620	₹	70,344	₹	11,572	₹	505	₹	88,041

Capital work-in-progress											₹	6,778

Net carrying value including Capital work-in-progress as at June 30, 2016											₹	66,110

*	Including computer equipment and software.

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2016		Three months ended June 30, 2016
Balance at the beginning of the period	₹	68,078	₹	101,991
Translation adjustment		3,421		1,405
Acquisition through business combination, net/adjustements		30,492		95

Balance at the end of the period	₹	101,991	₹	103,491

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2015	₹	10,617	₹	905	₹	11,522
Translation adjustment		345		33		378

As at June 30, 2015	₹	10,962	₹	938	₹	11,900

Accumulated amortization and impairment:
As at April 1, 2015	₹	2,936	₹	655	₹	3,591
Translation adjustment		—		31		31
Amortization		277		18		295

As at June 30, 2015	₹	3,213	₹	704	₹	3,917

Net carrying value as at June 30, 2015	₹	7,749	₹	234	₹	7,983

Gross carrying value:
As at April 1, 2015	₹	10,617	₹	905	₹	11,522
Translation adjustment		292		120		412
Disposal/ adjustment		—		189		189
Acquisition through business combination		7,451		1,373		8,824

As at March 31, 2016	₹	18,360	₹	2,587	₹	20,947

Accumulated amortization and impairment:
As at April 1, 2015	₹	2,936	₹	655	₹	3,591
Translation adjustment		—		70		70
Disposal/ adjustment		1,228		217		1,445

Amortization and impairment	₹	4,164	₹	942	₹	5,106

As at March 31, 2016
Net carrying value as at March 31, 2016	₹	14,196	₹	1,645	₹	15,841
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustements		(62)		—		(62)
Translation adjustment		219		1		220

As at June 30, 2016	₹	18,517	₹	2,588	₹	21,105

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		—		1		1
Amortization		535		109		644

As at June 30, 2016	₹	4,699	₹	1,052	₹	5,751

Net carrying value as at June 30, 2016	₹	13,818	₹	1,536	₹	15,354

Amortization expense on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statement of income.

6.	Business combination

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition will strengthen the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 6,540 (EUR 93 million) which includes a deferred earn-out component of ₹ 2,092 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,287 million and recorded as part of preliminary purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	586	₹	—	₹	586
Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048		1,634

Goodwill						4,046

Total purchase price					₹	5,680

Net assets acquired include ₹ 359 of cash and cash equivalents and trade receivables valued at ₹ 392.

The goodwill of ₹ 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition is expected to provide Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 5,800 (EUR 80.4 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	852	₹	—	₹	852
Customer related intangibles		—		1,001		1,001
Brand		—		317		317
Deferred tax liabilities on intangible assets		—		(391)		(391)

Total	₹	852	₹	927		1,779

Goodwill						4,021

Total purchase price					₹	5,800

Net assets acquired include ₹ 367 of cash and cash equivalents and trade receivables valued at ₹ 1,389.

The goodwill of ₹ 4,021 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

Healthplan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of ₹ 31,069 (USD 454.1 million) which includes a deferred earn-out component of ₹ 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	368	₹	1,604	₹	1,972
Technology platform		1,087		1,904		2,991
Customer related intangibles		—		5,853		5,853
Non-compete agreement		—		315		315
Deferred tax liabilities on intangible assets		—		(3,066)		(3,066)

Total	₹	1,455	₹	6,610		8,065

Goodwill						22,425

Total purchase price					₹	30,490

Net assets acquired include ₹ 47 of cash and cash equivalents and trade receivables valued at ₹ 2,449.

The goodwill of ₹ 22,425 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

7.	Investments

Financial instruments consist of the following:

	As at
	March 31, 2016		June 30, 2016
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹	10,578	₹	18,485
Others		816		829
Financial instruments at FVTOCI
Equity instruments		4,907		4,985
Commercial paper, Certificate of deposits and bonds		121,676		105,929
Financial instruments at amortised cost
Inter corporate and term deposits (2) (3)		71,174		72,428

	₹	209,151	₹	202,656

Current		204,244		197,671
Non-current		4,907		4,985

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹ 111 (March 31, 2016: ₹ 109) pledged as margin money deposits for entering into currency future contracts.
(2)	These deposits earn a fixed rate of interest and mature within 12 months.
(3)	Term deposits include deposits in lien with banks amounting to ₹ 2,400 (March 31, 2016: ₹ 300).

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2016		June 30, 2016
Stores and spare parts	₹	871	₹	866
Raw materials and components		2		2
Finished goods and traded goods		4,517		5,586

	₹	5,390	₹	6,454

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2016 and June 30, 2016 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

	As at
	March 31, 2016		June 30, 2016
Cash and bank balances	₹	63,518	₹	95,437
Demand deposits with banks (1) (2)		35,531		28,998

	₹	99,049	₹	124,435

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.
(2)	Demand deposits with banks include deposits in lien with banks amounting to ₹ 125 (March 31, 2016: ₹ 3).

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	June 30, 2015		June 30, 2016
Cash and cash equivalents	₹	132,937	₹	124,435
Bank overdrafts		(986)		(2,158)

	₹	131,951	₹	122,277

10.	Other assets

	As at
	March 31, 2016		June 30, 2016
Current
Prepaid expenses and Deposits		14,518		15,577
Due from officers and employees		3,780		3,831
Finance lease receivables		2,034		1,734
Advance to suppliers		1,507		3,072
Deferred contract costs		3,720		3,713
Interest receivable		2,488		2,788
Balance with excise, customs and other authorities		1,814		1,842
Others(1)		3,033		2,050

	₹	32,894	₹	34,607

Non-current
Prepaid expenses including rentals for leasehold land and Deposits	₹	8,534	₹	9,133
Finance lease receivables		2,964		2,974
Deferred contract costs		3,807		3,691
Others		523		368

	₹	15,828	₹	16,166

Total	₹	48,722	₹	50,773

(1)	Others include ₹ Nil (March 31, 2016: ₹ 418) representing assets held for sale

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2016		June 30, 2016
Short-term borrowings from banks	₹	105,661	₹	108,321
External commercial borrowings		9,938		10,130
Obligations under finance leases		8,963		9,191
Term loans		659		1,024

Total loans and borrowings	₹	125,221	₹	128,666

12.	Other liabilities and provisions

	As at
	March 31, 2016		June 30, 2016
Other liabilities:
Current:
Statutory and other liabilities	₹	3,871	₹	3,451
Employee benefit obligations		5,494		6,014
Advance from customers		2,283		2,855
Others		2,173		1,736

	₹	13,821	₹	14,056

Non-current:
Employee benefit obligations	₹	4,618	₹	4,477
Others		2,607		2,555

	₹	7,225	₹	7,032

Total	₹	21,046	₹	21,088

	As at
	March 31, 2016		June 30, 2016
Provisions:
Current:
Provision for warranty	₹	388	₹	383
Others		874		799

	₹	1,262	₹	1,182

Non-current:
Provision for warranty	₹	14	₹	18

Total	₹	1,276	₹	1,200

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2016		June 30, 2016
Designated derivative instruments
Sell		$922		$941
		£248		£236
		€278		€268
	AUD	139	AUD	129
	SAR	19	SAR	19
	AED	7	AED	—
Interest rate swaps		$150		$150

Non designated derivative instruments
Sell		$1,298		$1,395
		£55		£55
		€87		€88
	AUD	35	AUD	56
		¥490		¥490

	SGD	3	SGD	3
	ZAR	110	ZAR	289
	CAD	11	CAD	11
	CHF	10	CHF	10
	SAR	58	SAR	58
	AED	7	AED	7
Buy		$822		$818

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at June 30,
	2015		2016
Balance as at the beginning of the period	₹	4,268	₹	2,367
Deferred cancellation gain/(loss)		47		(11)
Changes in fair value of effective portion of derivatives		(1,462)		1,945
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions		(977)		(1,005)

Gain/(loss) on cash flow hedging derivatives, net	₹	(2,392)	₹	929

Balance as at the end of the period	₹	1,876	₹	3,296

Deferred tax asset/(liability) thereon	₹	(325)	₹	(416)

Balance as at the end of the period, net of deferred tax	₹	1,551	₹	2,880

As at March 31, 2016, June 30, 2015 and 2016, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using the net asset values at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2016								As at June 30, 2016
Particulars	Fair value measurements at reporting date using								Fair value measurements at reporting date using
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	3,072	₹	—	₹	3,072	₹	—	₹	3,662	₹	—	₹	3,662	₹	—
Others		2,737		—		2,179		558		1,497		—		939		558
Investments:
Investment in liquid and short-term mutual funds		10,578		10,578		—		—		18,485		18,485		—		—
Other investments		816		—		816		—		829		—		829		—
Investment in equity instruments		4,907		—		—		4,907		4,985		—		—		4,985
Commercial paper, Certificate of deposits and bonds		121,676		—		121,676		—		105,929		1,575		104,354		—

Liabilities
Derivative instruments:
Cash flow hedges		(706)		—		(706)		—		(355)		—		(355)		—
Others		(1,753)		—		(1,753)		—		(1,099)		—		(1,099)		—
Contingent consideration		(2,251)		—		—		(2,251)		(2,341)		—		—		(2,341)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at June 30, 2016.

Details of assets and liabilities considered under Level 3 classification:

	Investments in equity instruments		Derivative Assets – Others		Liabilities – Contingent consideration
Opening balance as on April 1, 2015	₹	3,867	₹	524	₹	(110)
Additions/adjustments		1,016		—		(1,908)
Gain/loss recognized in statement of income		—		34		—
Gain/loss recognized in foreign currency translation reserve		—		—		(95)
Gain/loss recognized in other comprehensive income		24		—		—
Finance Expense recognized in statement of income		—		—		(138)

Closing balance as on March 31, 2016	₹	4,907	₹	558	₹	(2,251)

Opening Balance as on April 1, 2016	₹	4,907	₹	558	₹	(2,251)
Additions/(Deletions)		78		—		—
Gain/loss recognized in foreign currency translation reserve		—		—		(23)
Finance Expense recognized in statement of income		—		—		(67)

Closing balance as on June 30, 2016		4,985		558		(2,341)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Movement by		Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow model	Long term growth rate	0.5%		57	(53)
		Discount rate	0.5%		(95)	103
	Market multiple approach	Revenue multiple	0.5	x	182	(187)

Derivative assets	Option pricing model	Volatility of comparable companies	2.5%		31	(32)
		Time to liquidation event	1 year		60	(69)

Contingent consideration	Probability weighted method	Estimated revenue achievement	1%		36	(36)
		Estimated earnings achievement	1%		37	(37)

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at
	June 30, 2015		June 30, 2016
Balance at the beginning of the period	₹	11,249	₹	16,116

Translation difference related to foreign operations, net		1,757		1,663
Change in effective portion of hedges of net investment in foreign operations		(179)		(136)

Total change during the period	₹	1,578	₹	1,527

Balance at the end of the period	₹	12,827	₹	17,643

16.	Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended
	June 30, 2015		June 30, 2016
Income tax expense as per the statement of income	₹	5,958	₹	6,122
Income tax included in other comprehensive income on:
Unrealized gain on investment securities		(78)		326
Gain / (loss) on cash flow hedging derivatives		(393)		(42)
Defined benefit plan actuarial gains / (losses)		(187)		21

Total income taxes	₹	5,300	₹	6,427

Income tax expense consists of the following:

	Three months ended
	June 30, 2015		June 30, 2016
Current taxes
Domestic	₹	4,833	₹	4,742
Foreign		1,170		1,643

	₹	6,003	₹	6,385

Deferred taxes
Domestic	₹	(85)	₹	(241)
Foreign		40		(22)

	₹	(45)	₹	(263)

Total income tax expense	₹	5,958	₹	6,122

Income tax expense is net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to ₹ 355 and ₹ 189 for the three months ended June 30, 2015 and 2016 respectively.

17.	Revenues

	Three months ended
	June 30, 2015		June 30, 2016
Rendering of services	₹	113,866	₹	129,321
Sale of products		8,510		6,671

Total revenues	₹	122,376	₹	135,992

18.	Expenses by nature

	Three months ended
	June 30, 2015		June 30, 2016
Employee compensation	₹	59,007	₹	65,977
Sub-contracting/technical fees		14,561		20,304
Cost of hardware and software		8,190		6,555
Travel		5,657		5,529
Facility expenses		4,065		5,044
Depreciation and amortization		3,367		4,665
Communication		1,278		1,288
Legal and professional fees		980		1,282
Rates, taxes and insurance		660		537
Advertisement		433		769
Provision for doubtful debt		259		289
Miscellaneous expenses		1,267		1,890

Total cost of revenues, selling and marketing and general and administrative expenses	₹	99,724	₹	114,129

19.	Finance expense

	Three months ended
	June 30, 2015		June 30, 2016
Interest expense	₹	316	₹	412
Exchange fluctuation on foreign currency borrowings, net		970		924

Total	₹	1,286	₹	1,336

20.	Finance and other income

	Three months ended
	June 30, 2015		June 30, 2016
Interest income	₹	4,803	₹	4,732
Dividend income		26		24
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		93		76
Gain on sale of investments		413		368

Total	₹	5,335	₹	5,200

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended
	June 30, 2015		June 30, 2016
Profit attributable to equity holders of the Company	₹	21,917	₹	20,518
Weighted average number of equity shares outstanding		2,455,804,709		2,457,363,886
Basic earnings per share	₹	8.92	₹	8.35

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended
	June 30, 2015		June 30, 2016
Profit attributable to equity holders of the Company	₹	21,917	₹	20,518
Weighted average number of equity shares outstanding		2,455,804,709		2,457,363,886
Effect of dilutive equivalent share options		4,779,330		6,033,483

Weighted average number of equity shares for diluted earnings per share		2,460,584,039		2,463,397,368

Diluted earnings per share	₹	8.91	₹	8.33

22.	Employee benefits

a)	Employee costs include:

	Three months ended
	June 30, 2015		June 30, 2016
Salaries and bonus	₹	57,342	₹	63,855
Employee benefit plans
Gratuity		186		291
Contribution to provident and other funds		997		1,406
Share based compensation		482		425

	₹	59,007	₹	65,977

b)	The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended
	June 30, 2015		June 30, 2016
Cost of revenues	₹	49,947	₹	55,681
Selling and marketing expenses		5,748		6,726
General and administrative expenses		3,312		3,570

	₹	59,007	₹	65,977

The Company has granted 2,747,400 and Nil options under RSU option plan and 1,487,700 and 7,500 options under ADS option plan during the three months ended June 30, 2015 and 2016.

23.	Commitments and contingencies

Capital commitments: As at March 31, 2016 and June 30, 2016, the Company had committed to spend approximately ₹ 10,734 and ₹ 11,565 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2016 and June 30, 2016, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 25,218 and ₹ 26,585, respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

`In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 on certain issues allowed in favor of the Company.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 31, 2012, the Company received the draft assessment order in March 2016 with a proposed demand of ₹ 4,241 (including interest of ₹ 1,376), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. Company has filed an objection before DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 2,654 and ₹ 2,500 as of March 31, 2016 and June 30, 2016.

24.	Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	31,020	12,988	18,700	17,577	26,963	8,525	—	115,773	8,174	(241)	123,706
Segment Result	6,947	2,754	3,082	3,587	5,833	1,248	—	23,451	103	(102)	23,452
Unallocated								530	—	—	530
Segment Result Total								23,981	103	(102)	23,982
Finance expense											(1,286)
Finance and other income											5,335
Profit before tax											28,031
Income tax expense											(5,958)
Profit for the period											22,073
Depreciation and amortization											3,367

Information on reportable segment for the three months ended June 30, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	33,630	19,931	20,725	17,356	29,538	9,912	—	131,092	5,930	(46)	136,976
Segment Result	6,994	2,856	3,775	3,025	5,954	1,502	—	24,106	(368)	(54)	23,684
Unallocated								(837)	—	—	(837)
Segment Result Total								23,269	(368)	(54)	22,847
Finance expense											(1,336)
Finance and other income											5,200
Profit before tax											26,711
Income tax expense											(6,122)
Profit for the period											20,589
Depreciation and amortization											4,665

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended
	June 30, 2015		June 30, 2016
India	₹	13,354	₹	12,799
Americas		61,061		70,256
Europe		30,006		33,581
Rest of the world		19,285		20,340

	₹	123,706	₹	136,976

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three months ended June 30, 2015 and 2016.

Notes:

a)	Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

c)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25.	List of subsidiaries as of June 30, 2016 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technogoty Austria GmbH(A)	Austria
		Wipro Digital Aps (A)	Denmark
		3D Networks (UK) Limited	U.K.
		Wipro Europe Limited (A)	U.K.
		Wipro Promax Analytics Solutions (Europe) Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent AG		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent AG Austria(A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Portugal S.A, Wipro Europe Limited and Wipro Technologies Canada limited are as follows:

Subsidiaries	Subsidiaries		Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil
Wipro Digital Aps	Designit A/S	Designit Denmark A/S Designit MunchenGmbH Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd. Denextep Spain Digital, S.L		Denmark Denmark Denmark Germany Norway Sweden Israel Japan Spain
			Designit Colombia S A S	Colombia
Cellent AG Austria	Frontworx Informationstechnologie AG			Austria Austria
HPH Holdings Corp.	Healthplan Holdings, Inc. Healthplan Services Insurance Agency, Inc. Healthplan Services, Inc. Harrington Health Services Inc.			USA USA USA USA USA

26.	Bank balances

Details of balances with banks as of June 30, 2016 are as follows:

Bank Name	In Current Account		In Deposit Account		Total
Citi Bank	₹	52,414	₹	575	₹	52,989
Axis Bank		271		14,366		14,637
HSBC		5,649		1,525		7,174
Yes Bank		—		5,900		5,900
ICICI Bank		45		2,910		2,955
Wells Fargo Bank		2,769		—		2,769
Corporation Bank		—		2,000		2,000
ANZ Bank		88		999		1,087
Bank of Montreal		661		—		661
BMO Harris Bank		407		—		407
Saudi British Bank		210		180		390
HDFC Bank		262		123		385
Kotak Mahindra Bank		11		264		275
Uni Credit bank		186		—		186
Indian Overseas Bank		1		155		156
Standard Chartered Bank		151		—		151
Bank of Columbia		98		—		98
Funds in Transit		30,519		—		30,519
Others including cash and cheques on hand		1,695		1		1,696

Total	₹	95,437	₹	28,998	₹	124,435

27.	Events after the reporting period

The Board of Directors of the Company approved a proposal for buyback of equity shares at its meeting held on April 20, 2016. Further to the said approval, the Company completed buyback of 40 million shares of ₹ 2 each (representing 1.62% of total paid up equity capital) on July 8, 2016, from the shareholders on a proportionate basis by way of a tender offer at a price of ₹ 625 per equity share for an aggregate amount of ₹ 25,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998.

At the annual general meeting of the shareholders held on July 18, 2016, the shareholders of the Company approved the final dividend of ₹ 1 ($ 0.02) per equity share and ADR (50% on an equity share of par value of ₹ 2).

Previously, the Company had announced, on December 23, 2015, the signing of a definitive agreement to acquire Viteos Group. However, due to inordinate delays in completion of closing conditions that exceeded the target closing date and expiration date under the terms of the agreement, both parties have decided not to proceed ahead with the acquisition.

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director	Chief Excecutive & Excecutive Director

Akeel Master Partner Membership No. 046768	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary
Mumbai July 19, 2016	Bangalore July 19, 2016